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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                           IDINE REWARDS NETWORK INC.
                       (Name of Subject Company (issuer))

                           IDINE REWARDS NETWORK INC.
                              (OFFEROR AND ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))

            SERIES A SENIOR CONVERTIBLE REDEEMABLE PREFERRED STOCK,
                           PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    45168A209
                      (Cusip Number of Class of Securities)

                                GENE M. HENDERSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           IDINE REWARDS NETWORK INC.
                            11900 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33181
                                 (305) 892-3340
                              (305) 892-3342 (FAX)
           (Name, Address And Telephone Number of Person Authorized To
         Receive Notices And Communications on Behalf of Filing Persons)


                                 WITH A COPY TO:

                            STEPHEN P. FARRELL, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6050
                              (212) 309-6273 (FAX)

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                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                            AMOUNT OF FILING FEE
           $26,280,000                                        $5,256

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,474,576 shares, or 61.1% of the outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock. The amount of the filing fee is based upon the offer price of $10.62 per share of Series A Preferred Stock acquired pursuant to Rule 0-11.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        $5,256
         Form or Registration No.:      Tender Offer Statement on Schedule TO
         Filing Party:                  iDine Rewards Network Inc.
         Date Filed:                    June 13, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.
         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends the
Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 13, 2002 (the "Schedule TO") by iDine Rewards Network Inc., a Delaware corporation (the "Company"), and is related to the Company's offer to purchase for cash up to 2,474,576 shares, or 61.1% of the currently issued and outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock, par value $0.10 per share (the "Series A Preferred Stock"), of the Company. The Company is offering to purchase the Series A Preferred Stock at a purchase price of $10.62 per share, net to the sellers in cash, without interest, subject to the terms and conditions set forth in the Offer to Purchase, dated June 13, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended to include the following information:

     THE FOUR BULLET POINTS UNDER "THE OFFER, SECTION 10--CONDITIONS OF THE OFFER" ON PAGE 31 OF THE OFFER TO PURCHASE ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE FOLLOWING:

o there has been instituted or threatened, or there is pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects and those of our subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

o an order statute, rule, regulation, executive order, stay, decree, judgment or injunction has been proposed, enacted, entered, issued, promulgated, enforced or deemed or asserted to be applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the Offer or (b) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects and those of our subsidiaries, taken as a whole;

o there has occurred or is likely to occur any event affecting our business or financial affairs that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Offer, including, without limitation, the need to obtain any third party consent, license, permit or approval as discussed below under "THE OFFER, Section 11--Certain Legal Matters and Regulatory Matters"; and

o there has occurred (a) any suspension or material limitation of trading in securities on or by The New York Stock Exchange, American Stock Exchange, PHLX or The Nasdaq Stock Market, or any crisis or material adverse change in the U.S. financial markets, (b) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (c) any limitation (whether or not mandatory) by any governmental,

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     administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment might affect the extension of credit by banks of other lending institutions, (d) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (e) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof. For purposes of subsection (a) of this condition, a "crisis or material adverse change in the U.S. financial markets" means a decline, at any time during the period commencing June 13, 2002 and terminating at the expiration of the Offer, of more than 15% in the Dow Jones Industrial Average as measured against the Dow Jones Industrial Average at the close of business on June 12, 2002 (as reported by Bloomberg L.P.).

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              IDINE REWARDS NETWORK INC.


                              By:  /s/  Gene M. Henderson
                                   ---------------------------------------
                                   Name:  Gene M. Henderson
                                   Title:  President and Chief Executive Officer

Dated: June 27, 2002